Great-West Life & Annuity Insurance Company
                             8515 East Orchard Road
                        Greenwood Village, Colorado 80111




September 13, 2002



VIA EDGAR
---------
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Great-West Life & Annuity Insurance Company
        COLI VUL-2 Series Account
        Form AW Amendment Withdrawal Request
        File Nos. 333-70963; 811-09201
        ------------------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, we are writing to request that the Commission withdraw post-effective amendment number 7 on Form S-6 filed via EDGAR transmission on September 6, 2002 due to certain inaccuracies inadvertantly contained therein. The Accession and CIK numbers for the filing were, respectively, 0001075796-02-000010 and 0001075796. A correct filing of post-effective amendment number 7 was made on September 10, 2002, under Accession number 0001075796-02-000012.

     Thank you for your attention to this matter. If you have any questions regarding this matter, please do not hesitate to contact me at (303) 737-3831.

Sincerely,

/s/ David T. Buhler

David T. Buhler
Senior Associate Counsel